[Letterhead of Aeterna Zentaris Inc.]
July 22, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Phone:	(202) 551-3679
Re:	Aeterna Zentaris Inc. Form 20-F for the Fiscal Year Ended December 31, 2009 File No. 000-30752 Filed March 30, 2010
Dear Mr. Rosenberg:
          Aeterna Zentaris Inc. (the “Company”) hereby confirms that it is in receipt of a comment letter dated July 8, 2010 (the “Comment Letter”) regarding the Staff’s review of the above-referenced Form 20-F. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company plans to respond to the Comment Letter on or before August 6, 2010. In order to fully respond to the Comment Letter, the Company believes that it needs this additional time in order to assemble and organize the relevant data and to coordinate with its legal advisors and independent auditors.
          Please call the undersigned at (418) 652-8525 if you have any questions regarding this letter.

Very truly yours,
/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer